Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: September 25, 2014

Medtronic

Geoff Martha Leadership Profile

Senior V.P. and Chief Integration Officer

Question 3 – Video 4

Blurb accompanying video:

Senior Vice President and Chief Integration Officer, Geoff Martha, talks about how all employees can contribute to a smooth integration by focusing on achieving immediate goals and milestones.

Transcript and Legal Legends:

This is a highly conditional transaction and further details can be found on the transaction website www.globalmedtechleader.com

“The number one question we get is what can I be doing to help the integration. What can I be doing? From all levels of the organization. And one, that’s a great question to hear because in most cases, it’s around the context of hey, I want to help. And right now, going forward, the number one thing that we need everybody to do to make this transaction a success is to really keep focused on their day jobs and focus on preserving the value of both companies and really delivering on the commitments that both Covidien and Medtronic have signed up to. Hitting the numbers, ensuring the timely product launches and various other milestones that, given where you are in the organization that you have in front of you. But ultimately, what it needs to resolve in, we need, both companies need to continue to hit their numbers in order to make this a success. And each and every employee plays a role in that and whether you’re in finance or whether you’re in sales or engineering, everybody has milestones, everybody has a number of some sort or some milestone they need to hit. That’s the most important thing.”

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this video. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this video is in accordance with the facts and does not omit anything likely to affect the import of such information.

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Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”,) if any person is, or becomes ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3.30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time), on the ‘business’ day following the date of the relevant transaction.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panels’ website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this video is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this video constitutes an asset valuation.

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General

Viewers should read the full text of the Rule 2.5 announcement in relation to the Transaction. Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this video; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this video; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this video; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this video and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this video in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this video and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this video will be available to Medtronic employees on Medtronic’s website (http://mymedtronic.medtronic.com,).

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.